



Investor Day

Evolution of Food Distribution

January 16, 2019



Disclaimers

These materials and the remarks made in connection with their presentation contain forward looking statements. These forward looking statements involve risks and uncertainties and are based on current expectations and management estimates; actual results may differ materially. The risks and uncertainties which could impact these statements are described in filings that United Natural Foods, Inc. (the "Company") has made under the Securities Exchange Act of 1934, as amended, including its quarterly report on Form 10-Q for the period ended October 27, 2018 filed with the Securities and Exchange Commission (the "SEC") on December 6, 2018 and other filings the Company makes with the SEC, and include, but are not limited to the Company's dependence on principal customers; the Company's sensitivity to general economic conditions, including changes in disposable income levels and consumer spending trends; the Company's ability to realize anticipated benefits of its acquisitions and dispositions, in particular, its acquisition of SUPERVALU; the possibility that restructuring and other charges and costs we may incur in connection with the sale or closure of SUPERVALU's retail operations will exceed current estimates; the Company's reliance on the continued growth in sales of higher margin natural and organic foods and non-food products in comparison to lower margin conventional products; increased competition in the Company's industry as a result of increased distribution of natural, organic and specialty products by conventional grocery distributors and direct distribution of those products by large retailers and online distributors; increased competition as a result of continuing consolidation of retailers in the natural product industry and the growth of supernatural chains; the Company's ability to timely and successfully deploy its warehouse management system throughout its distribution centers and its transportation management system across the Company and to achieve efficiencies and cost savings from these efforts; the addition or loss of significant customers or material changes to the Company's relationships with these customers; volatility in fuel costs; volatility in foreign exchange rates; the Company's sensitivity to inflationary and deflationary pressures; the relatively low margins and economic sensitivity of the Company's business; the potential for disruptions in the Company's supply chain by circumstances beyond its control; the risk of interruption of supplies due to lack of long-term contracts, severe weather, work stoppages or otherwise; moderated supplier promotional activity, including decreased forward buying opportunities; union -organizing activities that could cause labor relations difficulties and increased costs; and the ability to identify and successfully complete acquisitions of other natural, organic and specialty food and non-food products distributors. Any forward-looking statements are made pursuant to the Private Securities Litigation Reform Act of 1995 and, as such, speak only as of the date made. The Company is not undertaking to update any information in the foregoing reports until the effective date of its future reports required by applicable laws. Any estimates of future results of operations are based on a number of assumptions, many of which are outside the Company's control and should not be construed in any manner as a guarantee that such results will in fact occur. These estimates are subject to change and could differ materially from final reported results. The Company may from time to time update these publicly announced estimates, but it is not obligated to do so.

This presentation also contains certain non-GAAP financial measures such as adjusted estimated diluted earnings per common share. The reconciliations of non-GAAP financial measures to the most directly comparable GAAP financial measures are presented in the appendix to this presentation. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with GAAP. The Company believes that presenting these non-GAAP financial measures aids in making period-to-period comparisons and is a meaningful indication of its estimated operating performance. The Company's management utilizes and plans to utilize this non-GAAP financial information to compare the Company's operating performance during certain fiscal periods to the comparable periods in the other fiscal years and, in certain cases, to internally prepared projections.

UNFI
BETTER FOOD. BETTER FUTURE.

UNFI

2019 Investor Day



Steve Spinner

CEO & Chairman, UNFI

UNFI
BETTER FOOD. BETTER FUTURE.

Today's Speakers


Steve Spinner
Chief Executive
Officer & Chairman
UNFI


Sean Griffin
Chief Executive
Officer
SUPERVALU


Chris Testa
President
UNFI


Mike Zechmeister
Chief Financial
Officer
UNFI


Mario Adamy
National Vice
President,
Warehouse
Automation
UNFI


Anne Dament
Executive Vice
President Retail,
Marketing &
Exclusive Brands
SUPERVALU


Eric Dorne
Chief Information
Officer & Chief
Administration Officer
UNFI


Danielle Benedict
Chief Human
Resource Officer
UNFI


Mike Stigers
Executive Vice
President,
Wholesale
SUPERVALU

Agenda



General Session

- **Steve Spinner - CEO & Chairman**

- **Mike Zechmeister - CFO**

- **Sean Griffin - CEO, SUPERVALU**

- **Chris Testa - President, UNFI**

Breakout Sessions

- **Anne Dament - EVP, Retail, Marketing & Exclusive Brands**

- **Mario Adamy - National VP, Warehouse Automation**

Resume General Session

- **Steve Spinner - CEO & Chairman**

UNFI
BETTER FOOD. BETTER FUTURE.

Opening remarks





Better Food. Better Future.



Video



Who We Are
We exist to transform the world of food distribution



For our associates, our customers, our suppliers, and the families we serve every day.

UNFI
BETTER FOOD. BETTER FUTURE.

Our Business Position
North America's Premier Food Wholesaler



Delivering:

- A deeper 'full store' selection with compelling brands for every aisle

- An unmatched heritage of great food and fresh thinking

- Smarter food solutions, from fulfillment to insights

- Guidance for entrepreneurs and major brands alike to unlock their full potential and transform their business – for the better



UNFI
BETTER FOOD. BETTER FUTURE.

Our Values

Ingrained in our DNA as health food pioneers




Feed the planet.

Better food comes from a healthy planet, and we do our part.

Find the sweet spot.

Be flexible and make change work.

Do the right thing.

Put safety and integrity at the forefront of everything we do.

Deliver together.

Empower each other and win as a team.

UNFI
BETTER FOOD. BETTER FUTURE.

Rationale For Acquiring SUPERVALU

Create compelling value for customers and shareholders

 **Delivers Significant Synergies**

 **Enables Cross Selling Opportunities**

 **Expands Market Reach and Scale**

 **Enhances Technology, Capacity and Systems**

 **Diversifies Customer Base**



….. scale will drive winners in food distribution.

Positioned for Success
Unmatched offerings



	UNFI	Peer A	Peer B	Peer C
Conventional	✓	✓	✓	
Natural	✓			✓
Specialty	✓			✓
Services	✓			
Protein / Produce	✓	✓	✓	
Deli	✓			
Private Brands	✓		✓	
National Positioning	✓			



3-Year Strategy / Focus

✓ Successful integration

✓ Realize cost synergies

✓ Optimize DC network

✓ Drive cross selling

✓ Generate cash to pay down debt



UNFI
BETTER FOOD. BETTER FUTURE.

Delivering More

Options, expertise and value for our customers

DELIVERING
MORE OPTIONS, MORE VALUE

| **Grocery** | **Fresh** | **Wellness** | **eCommerce** | **Services** |
| Complete Shopping Experience | From perimeter to produce | Health & wellness products | Solutions for the virtual store | Store-level expertise |

> **Unmatched offerings**

UNFI
BETTER FOOD. BETTER FUTURE.

Retail Update

Four of Six SUPERVALU Retail Banners Have Been Sold or Closed



Sold / closed over past 12 months





Continue to operate / market



Better Food. Better Future.



Financial Outlook



Mike Zechmeister

CFO

Better Food. Better Future.

UNFI
BETTER FOOD. BETTER FUTURE.




Given our scale, unmatched assortment of products & services and significant synergies, we expect to generate meaningful shareholder value

UNFI
BETTER FOOD. BETTER FUTURE.

Net Sales

Scale, assortment and services drive growth



CAGR ~ 3.6% [1]

$27.0B - $27.5B

$21.5B - $22.0B

Fiscal Year Net Sales

$8.5B [2]

FY16   FY19   FY22

[1] When adjusting for the additional 11 weeks of SUPERVALU sales, prior to the acquisition, not included in FY19.
   Retail sales from Cub and Shoppers are not included in net sales; net sales does include wholesale sales to Cub.
[2] Legacy UNFI only

Better Food. Better Future.

UNFI.
BETTER FOOD. BETTER FUTURE.

Adjusted EBITDA [1]

Synergies drive growth



CAGR ~ 7.0% [3]

$875M - $925M [4]

Value Creation

$657.5M [2]

Retail

$318.2M [4]

Adjusted EBITDA

FY16   FY19   FY22

[1] Adjusted EBITDA is an important measure of business performance and is not intended to be a substitute for or be superior to any financial
   information presented in accordance with generally accepted accounting principles ("GAAP")
[2] Midpoint of estimated range; see reconciliation in appendix
[3] After adding $78M to FY19 to reflect a full year contribution from SUPERVALU
[4] See reconciliation in appendix

UNFI
BETTER FOOD. BETTER FUTURE.

Cost Synergies

Affirming cost synergies of more than $185M in year 4



Foundational Support	Distribution Network
Infrastructure cost savings	Optimized cost to serve

> $185M in Year 4 (1)

Optimize trade terms/programs	Best product/service offering
Supplier Base	Customer Base

Timeline to Achieve



$'s in millions

FY19	FY20	FY21	FY22
>$36	>$118	>$175	>$185

One-Time Costs to Achieve Synergies (2)

✓ FY19 costs: ~ $125M
✓ FY20 costs: ~ $35M
✓ FY21 to FY24: Cumulative ~ $65M

[1] Excludes revenue synergies

[2] Excludes impact of one-time costs related to retail divestitures and store closures. In FY19, one-time retail closure costs related to Shop 'n Save, Shop 'n Save East, and Hornbacher's are estimated to be approximately $35M - $40M. This does not include any future charges related to store closures or divestitures at Shoppers or Cub.

Better Food. Better Future.

UNFI
BETTER FOOD. BETTER FUTURE.

Free Cash Flow & Other Key Metrics

Expecting debt reduction over the remainder of FY19

Fiscal 2019

 Anticipate net debt reduction of $0 to $100M for Q2 to Q4 of FY19
   o Neutral to modestly positive free cash flow[1] plus proceeds from asset sales for the remainder of fiscal year[2]

 Capital expenditures of 1.3% to 1.5% of net sales in FY19
   o Elevated spend due to distribution center expansions & automation

Longer Term Expectations (FY20 to FY22)

 Capital expenditures average 1.0% of net sales

 Working capital grows slower than net sales

 Tax rate of 28% to 32%[3]

Evaluating potential tax elections resulting from SUPERVALU acquisition

[1] Defined as cash provided by operations (after tax and interest payments) less capital expenditures
[2] Includes sale of Hornbacher's which closed in Q2 (December 2018); excludes potential sale of Cub or Shoppers
[3] The tax rate applied to pre-tax income prior to non-recurring charges identified by the company

De-Leveraging

Leverage expected to decline by 2 turns by end of FY22

Net Leverage [1]



- ✓ Target leverage is 2.0 to 2.5x (excluding operating leases) [2]
- ✓ Near term plans:
  - o No dividends
  - o No stock repurchases
  - o No additional long-term sale leasebacks
  - o No capital raised via equity issuance [3]
- ✓ Potential for additional leverage reduction via sale of non-retail assets

[1] Net leverage = [Face value of total debt less cash] / Adjusted EBITDA; excludes operating leases. FY19 adjusted to include a full year of SUPERVALU contribution.
[2] Including operating leases where net leverage = [Face value of total debt plus (rent expense x 3) less cash] / Adjusted EBITDAR, the target EBITDAR leverage range is approximately 0.1x to 0.2x higher.
[3] Equity will continue to be used for employee stock based compensation, as has been the past practice.

Asset Monetization Opportunities: Beyond Retail

Additional future asset sales expected to further reduce leverage



DC Rationalization



Surplus Property



Other Asset Sales

Estimated proceeds from asset sales beyond retail: $100M to $150M [1]

[1] These proceeds are in addition to the "Proceeds from Asset Sales" included in FY19 $0 to $100M debt reduction estimate

Debt Structure & Covenants

Ample liquidity and no ongoing financial maintenance covenants

 Several years until refinancing required
- o $2.1B ABL matures in 2023
- o $1.8B Term Loan matures in 2025

 Ample liquidity
- o $735M at end of Q1 FY19
- o Expecting $700M to $750M at fiscal year end

 Term Loans and ABL credit facilities contain no ongoing financial maintenance covenants

[1] Liquidity is defined as ABL borrowing capacity plus cash

Fiscal 2019 Guidance – 53 weeks

GAAP EPS guidance now includes expected one-time retail store closure & divestiture costs

Net Sales	$21.5 to $22.0 billion
Earnings Per Share	$(0.70) to $(0.50) compared to prior GAAP EPS guidance of $(0.19) to $0.01 per share. Revised GAAP range now includes $35M to $40M of expected expenses associated with the divestiture of Shop 'n Save, Shop 'n Save East and Hornbacher's. No other GAAP EPS guidance changes, at this time. Excludes expected future one-time charges related to store closures or divestitures at Shoppers or Cub and any potential impairment to long-lived assets, including goodwill.
Adjusted Earnings Per Share [1]	$1.69 to $1.89
Adjusted EBITDA [1]	$650 to $665 million Including discontinued operations
Adjusted Interest Expense	$181 to $191 million Excludes $3 million related to the 30-day redemption period of the now retired SUPERVALU notes. Includes non-cash interest expense related to amortization of financing fees and original issue discount.
Taxes	Expect to pay cash taxes related to continuing operations of less than $20 million

[1] See reconciliation in appendix

Better Food. Better Future.

UNFI
BETTER FOOD. BETTER FUTURE.

Takeaways

- ✓ **Synergies enable strong Adjusted EBITDA growth**

- ✓ **Meaningful opportunities to monetize assets**

  - o **Debt reduction imperative**

- ✓ **Ample liquidity, no near term debt maturities, and no financial maintenance covenants**

UNFI.
BETTER FOOD. BETTER FUTURE.™

We Believe In The Combination With SUPERVALU



Sean Griffin

CEO, SUPERVALU

UNFI

Acquisition of SUPERVALU

Managing the business for long-term value creation



The long-term strategic rationale remains unchanged



UNFI.
BETTER FOOD. BETTER FUTURE.

Integration Vision

Path to the new UNFI

Current State



Disparate Systems & Processes → *Creating* → **Additional work** → *Resulting In* → **Inefficient Operating Model**

One Company

Standard Platform → *Enabling* → **Common Processes** → *Resulting In* → **Efficient Operating Model**

Integration Approach

Unlocking and delivering synergies

Synergy Type	Comments
Duplication / Elimination *"Just do it"*	• Used to achieve initial FY19 synergies and some FY20 synergies • Maximize opportunities quickly
Process Enabled "Integrate"	• Drives moderate synergy achievement each year • Operating Model Changes
System Enabled "Standardize"	• Drives FY21 and FY22 synergies • Lead time & Investments • Change Management

UNFI
BETTER FOOD. BETTER FUTURE.

Synergies create value

We're on track for delivering more than $185M in cost synergies in year 4



Foundational Support
Infrastructure cost savings

Distribution Network
Optimized cost to serve

More than $185M in Year 4 (1)

Optimize trade terms/programs
Supplier Base

Best product/service offering
Customer Base

[1] Excludes revenue synergies

UNFI
BETTER FOOD. BETTER FUTURE.

Timing of synergies

Committed to more than $185M but going after more





> $36 — FY19
> $118 — FY20
> $175 — FY21
> $185 — FY22

Legend: SG&A, Operations

($'s in Millions)

UNFI
BETTER FOOD. BETTER FUTURE.

Fiscal Year 2019 Synergies

Mix of SG&A, operational and commercial savings



Better Food. Better Future.

Integration Process

Moving quickly and pragmatically to capture synergies and manage risk



Focus efforts

- Prioritize efforts and investment based on risk adjusted expected returns
- Organize teams around achieving synergy targets
- Keep it simple



Take a Disciplined Approach

- Get momentum with customers, suppliers, and associates
- Drive momentum with executive sponsorship
- Measure, track, and deliver on a regular cadence



Manage the Change

- Identify what changes, when and build plans to manage
- Manage change with associates, customers, and partners
- Communicate targeted messages regularly

UNFI
BETTER FOOD. BETTER FUTURE.

Technology Levers

Strategic, deliberate approach to deliver business value



1 Set Foundation	2 Optimize Capabilities	3 Deliver Business Outcomes
Integrated & standardized solutions	Enhance business capabilities and enable collaboration	Enhanced customer experience
Rationalized & optimized infrastructure		Cross-sell, up-sell entire assortment
"Streamlined" IT services		Single instance operating model
"High performing" IT organization	Enrich business analytics and data management	Optimized cost
Leverage our new scale		High velocity / slower moving network
		Improved ROI

Strategic approach to deliver business results

UNFI
BETTER FOOD. BETTER FUTURE.

What We've Learned...What We're Doing

Strengths

 Solid Talent and infrastructure

 Customers and suppliers excited about the deal

Opportunities

 Complexity

 Lack of consistent metrics / KPI's

We'll build from our strengths and use opportunities to deliver improved performance

UNFI
BETTER FOOD. BETTER FUTURE.

SUPERVALU performance



- ✓ Softness in center store
- ✓ Losses due to network alignment
- ✓ Impact on gross margin

- ✓ Pacific Northwest
- ✓ Harrisburg/Lancaster
- ✓ Florida

UNFI
BETTER FOOD. BETTER FUTURE.

Network optimization/realignment specifics



Legacy SVU
Legacy UNFI

Pacific Northwest Consolidation



Seattle
Auburn WA
Tacoma
WA
Ridgefield
Portland
OR

- Optimization:
  - SVU operating synergies modeled from 3 DCs to 1
  - Model will be 1 DC hi velocity and 1 DC slower moving
  - Opportunity to sell real estate and reduce leverage

Move from Lancaster to Harrisburg (PA)



PA
Harrisburg
Carlisle
Lancaster
NJ
MD
DE

- Realignment:
  - Albertsons exercised option to force relocation from Lancaster to Harrisburg
  - Automation of GM in Carlisle
  - Greenfield start up
  - Reduced operating efficiencies

UNFI BETTER FOOD. BETTER FUTURE.

Takeaways

- ✓ **Long-term rationale for the deal remains unchanged**

- ✓ **On track to deliver > $185M in cost synergies by year 4**

- ✓ **Challenges with SUPERVALU business are fixable**

- ✓ **Path forward on systems and technology integration**

- ✓ **Balancing speed and managing risk**

- ✓ **Revenue synergies and reduction in inventory are <u>upside</u> to the value creation**

UNFI.
BETTER FOOD. BETTER FUTURE.

Unlocking The Opportunity for UNFI & Today's Retailer



Chris Testa
President, UNFI

UNFI
BETTER FOOD. BETTER FUTURE.

Today- Our Diverse Customer Base

No one is better positioned to serve this range of customers than UNFI

Natural	Conventional	Premium	Ethnic	Value
Whole Foods Market	Wegmans	The Fresh Market	Lotte Plaza Market	Shoppers Value Foods
Sprouts Farmers Market	Kroger	Kowalski's Markets	Fiesta Foods	B. Green Cash & Carry
National Co+op Grocers	Publix	Dierbergs	Northgate Market	
	Stop&Shop			





















eCom	Alternative
Vitacost	Mills Fleet Farm
Jet	

42 | Better Food. Better Future.

What Retailers Need Today
Adapting to a competitive environment



✓ Complete store offerings

   o Top sellers and new products

✓ Consolidated supplier to reduce labor and COGs

✓ Insights, expertise and Food Solutions beyond product and price



[1] Based on FY2018 Annual Report

UNFI.
BETTER FOOD. BETTER FUTURE.

Scale Matters



More Choices
Delivered
Faster &
Better

UNFI
BETTER FOOD. BETTER FUTURE.

The Most DCs = Closer to the Customer



- 🟢 UNFI Distribution Center
- • UNFI Customer

- 🔴 SVU Distribution Center
- • SVU Customer

UNFI
BETTER FOOD. BETTER FUTURE.

Unparalleled Product Offering

Over 300,000 SKUs covering the whole store

✓ Top suppliers want to work with us

    (Access to the broadest customer base)

✓ First to market with new products

    (Over 1,000 new items per month)

✓ Tremendous exclusive brands offering

    (Over 6,000 SKUs in 100+ categories)

- Conventional
- N/O Center Store
- Meat
- Produce
- Ethnic
- HABA
- All Other



Scaling the Opportunity

In food distribution scale wins

UNFI

✓ Larger drop = higher margin

✓ Widest selection = competitive moat

✓ Supplier leverage = lower acquisition cost

✓ Distribution network = lower cost to serve

RETAILER

✓ Fewer drops = lower labor costs

✓ Consolidate purchases = lower price

✓ Closer to DC = shorter lead times

✓ Fewer suppliers = back-of-house savings (AP, credits, etc.)



Leveraging the Center Store Portfolio



The Cross Selling Opportunity

UNFI
BETTER FOOD. BETTER FUTURE.

Natural & Organic Fuels Growth in Conventional

Natural products $ growth by department vs year ago



7.1%

Growth of natural and organic products in conventional stores



6.5%
17.1%
8.7%
Seafood
Meat
Deli
Bakery
Alcoholic Beverages
2.4%
Produce
Grocery
HBC
Non-food
Frozen
General Merch
Floral
Rx
Dairy
7.1%
16.6%

SPINS Data – 52 weeks ending 11/4/18

UNFI
BETTER FOOD. BETTER FUTURE.

Cross Trend With Natural & Conventional

3 Year trend validates an opportunity for cross selling



	Natural Channel				Conventional (Food)			
Total Channel Sales = $B	$7.9	$8.7	$9.1	$25.7	$317.9	$319.8	$324.2	$961.9
Year	2016	2017	2018	3 Yr. Total	2016	2017	2018	3 Yr. Total
Total Channel Sales	8.2%	5.9%	5.3%	6.4%	1.3%	0.7%	1.4%	1.1%
Conventional Products	13.7%	5.2%	5.3%	7.7%	-0.5%	-0.8%	0.2%	-0.4%
Natural Products	7.3%	6.1%	5.1%	6.1%	11.1%	9.0%	7.1%	8.9%

Cross Selling generates incremental margin from existing accounts.

SPINS Data – 52 weeks ending 11/4/18

UNFI.
BETTER FOOD. BETTER FUTURE.

Vendors Confirming Cross-Selling Opportunity

UNFI historically sold 10x the SVU revenue with Amy's®

2018 Revenue



+10%
≈$120M
+7%
≈$9M

LIGHT IN SODIUM
MADE WITH ORGANIC SPINACH & TOMATOES
PIZZA
SPINACH
ORGANIC
VEGETARIAN
BEANS
ORGANIC
SOUPS

Amy's® Calendar Year Shipments

UNFI
BETTER FOOD. BETTER FUTURE.

Building Out The Store



Keeping it

Fresh

UNFI
BETTER FOOD. BETTER FUTURE.

Retailers are Focused on the Perimeter

UNFI has the solutions for perimeter sales which are growing twice as fast as center store





+1.6%

+3.4%

Center Store Consumables

Fresh Perishables



Source: Nielsen Retail Measurement Services for 52 weeks ended September 29, 2018

Produce Sourcing Creates Opportunities

$1.5 billion coast-to-coast produce wholesaler with access to worldwide supply chain

Over 3,000 Produce customers currently serviced

 **CUSTOMERS**

Mostly Organic. Looking for conventional.



200
suppliers
from 100
countries

 **CUSTOMERS**

Mostly Conventional. Looking for organic.



UNFI
BETTER FOOD. BETTER FUTURE.

Power of Protein

Opportunity to offer full protein assortment

      

Frozen	Premium/Imported	Commodity
Organic & "free from"	Upscale & Specialty	Conventional
Wall Deli		Bulk. Fresh



Incremental sales opportunity [1]

[1] Across UNFI and SUPERVALU customer bases.

UNFI
BETTER FOOD. BETTER FUTURE.

Growth Beyond Traditional Grocery



Additional Opportunities for Growth

UNFI
BETTER FOOD. BETTER FUTURE.

Professional Services

Connecting with customers beyond the shelf



Faster

Better

Value Added

Existing services provided by SuperValu today



- 875,000 payroll checks issued
- 2,300 financial statements generated
  750 income tax returns prepared
- 21,000,000 coupons processed
- 3,300 stores on front end payment processing







UNFI
BETTER FOOD. BETTER FUTURE.

Services = 100% Upside for Legacy UNFI

Providing more than just a product and price to increase customer loyalty



<u>**UNFI**</u>

✓ Incremental margin

✓ Leverages existing infrastructure

✓ Increases customer loyalty

<u>**CUSTOMER**</u>

✓ Reduces operating costs

✓ Turnkey incremental revenue

✓ Solutions to drive sales



Offering UNFI customers complimentary services is a short-term priority

UNFI
BETTER FOOD. BETTER FUTURE.

Over $2B/Year in Complimentary Channels

UNFI's offerings appeal to customers beyond brick and mortar

		Customer Needs	UNFI Capability
	**Food Service**	• **Innovative front of house SKUs** • **Back of house ingredients** • **Sales expertise**	**Wideset variety of top sellers and new innovative SKUs**
	**Military**	• **Best Price** • **Wide variety**	**Best Price**
	**International**	• **Locations close to shipping ports** • **In-market sales personnel**	**Closet to the customer**
	**Ethnic**	• **Buying and Selling functions for core ethnic market**	**Industry expertise.**

UNFI.
BETTER FOOD. BETTER FUTURE.

UNFI Enables Customers for eCom

Uniquely positioned to provide total eCom package



Back-of House Expertise

Driving Sales Growth

- Logistical Foundations
- Product Content
- Direct Sales to eTailers
- Drop Ship Capability
- Endless Aisle Capabilities
- API for eGrocery
- Honest Green
- UNFI Easy Options

Driving online sales and retailer value via:

- Email
- Social Media
- Couponing
- Display Ads
- Mobile App
- Search Engine Marketing (SEM)
- Search Engine Optimization (SEO)
- Strategic Partnerships

Customer Execution



Sales Structure

Better Food. Better Future.

Regional Expertise and Accountability



President – entire region

VP – **area** sales

Director – **sub-area** sales

Focused on **Cross-Selling** opportunities

Sales Manager – **territory** sales

Account Manager – **customer relationships**

Specialist – provides **category knowledge**

Focused on **Channel Specific**
SVU = Conventional
UNFI = Broadline

National Sales

Chain

International

eCom

Military

Takeaways

✓ **Food dynamics are changing and UNFI has what today's retailer needs**

    o   **Broad product selection, delivered better and faster**

    o   **Key perimeter categories**

    o   **Unmatched services and solutions beyond food**

✓ **Significant cross-selling opportunity for natural & organic into conventional and vice-versa**

✓ **Well positioned for e-commerce and complimentary channels**

UNFI
BETTER FOOD. BETTER FUTURE.

Differentiated Exclusive Brands Expected To Drive Growth




Anne Dament

EVP, Retail, Marketing & Exclusive Brands

Exclusive Brands Vision



To provide an expansive portfolio of profitable exclusive brands satisfying all types of customers with a value proposition

UNFI
BETTER FOOD. BETTER FUTURE.

Industry-Leading Brand Portfolio

Building trust with retailers to grow a more loyal customer base

	SPECIALTY	NATURAL	CONVENTIONAL
	$9.8B channel sales	$9.0B channel sales	$323 channel sales
Entry Level			Shoppers Value
Mid Level	Equaline, Asian Gourmet, Stone Ridge Creamery, Super Chill, Mediterranean Organic	Field Day, Wild Harvest, Koyo, Mediterranean Organic	Asian Gourmet, Essential Everyday, Tumaro's, Koyo, Springfield, Arctic Shores Seafood Company, Equaline, Super Chill, Stone Ridge Creamery
Premium Level	Mt Vikos, Wild Harvest, Woodstock, Culinary Circle	Mt Vikos, Woodstock	Mt Vikos, Wild Harvest, Woodstock, Culinary Circle

$1.5B in Exclusive Brand Sales = Top 20 U.S. CPG Company

Total U.S. Retail Dollar Sales – NPI in Natural, Specialty Gourmet, Conventional (Food) or MULO Channels, 52 Weeks Ending 10/7/18

66 | Better Food. Better Future.
UNFI BETTER FOOD. BETTER FUTURE.


WOODSTOCK
UNSALTED
ORGANIC
SMOOTH
ALMOND

How We Will Grow

- Invest in strategic brands representing significant growth potential
- Accelerate new item introductions
- Leverage breadth of portfolio into new labels
- Launch new brands with existing customers
- Launch existing brands to new customers


wild HARVEST
Organic
Fresh
Rosemary
NET WT 0.75 OZ (21g)
wild HARVEST
Organic
Fresh
Cilantro
NET WT 0.75 OZ (21g)

67 | Better Food. Better Future.

UNFI

Our Core Strategic Pillars



Optimize our portfolio



Grow fresh category



Leverage customer base



Invest in innovation

Customer Benefits



- Top customers have 15% exclusive brands penetration

- Retailers affiliated with our exclusive brands are more profitable customers, with stronger category margin





Essential Everyday 20.5oz Nutty Nuggets
- Average retail $2.14
- Average cost = $1.60
- Average margin = 25%

National Brand Equivalent
- Average retail = $3.33
- Average cost = $3.19
- Average margin = 4%

UNFI
BETTER FOOD. BETTER FUTURE.

Takeaways

✓ **Customer drives our decisions**

✓ **Strong cross-selling opportunities to combined customer base**

✓ **Exclusive brands drive benefits for both UNFI and our customers**

UNFI
BETTER FOOD. BETTER FUTURE.

Transaction Drives Operating Benefits



Mario Adamy

National VP, Warehouse & Automation

UNFI
BETTER FOOD. BETTER FUTURE.

Supply Chain

Our distribution network is primed to deliver a differentiated customer experience driving shareholder value



 **TACTICAL EXECUTION**

- ✓ Cost of Goods Improvement
- ✓ Transportation Efficiency
- ✓ Inventory Optimization
- ✓ Op Expense Reduction
- ✓ Capacity Improvement

 **STRATEGIC OBJECTIVES**

- ✓ Network Optimization
  - • Customer Offering
  - • Omni-Channel
  - • Growth
  - • Asset/Capital Management

UNFI
BETTER FOOD. BETTER FUTURE.

Supply Chain

Combined network expected to lower COGs and transportation costs ....

Cost of Goods

✓ Better pricing

✓ Service levels

✓ Inbound freight

✓ Investment buys & forward warehouse

Transportation

✓ Single deliveries

✓ Fewer stops / miles

✓ Increased fleet utilization

✓ Backhaul opportunities



Locations
- ● UNFI
- ● Supervalu

- **60 Distribution Centers**
  - **33 UNFI**
  - **27 Supervalu**
  - **Build out the store capability**
  - **24 within 3 Hrs. drive time**

UNFI
BETTER FOOD. BETTER FUTURE.

Supply Chain

... while improving working capital and lowering operating costs



Locations
- 🟢 UNFI
- 🔴 Supervalu

- **60 Distribution Centers**
  - **33 UNFI**
  - **27 Supervalu**
  - **Build out the store capability**
  - **24 within 3 Hrs. drive time**

Inventory

- ✓ Eliminate redundant inventory
- ✓ Lower overall safety stock
- ✓ Reduce shrink
- ✓ Improved shelf life

Operating costs

- ✓ Increased labor productivity
- ✓ Eliminate redundant fixed costs
- ✓ Reduce 3PL/outside storage and improve capacity
- ✓ Leverage automation

UNFI. BETTER FOOD. BETTER FUTURE.

Distribution Consolidation

Distribution Center Consolidation – Pacific Northwest Example



o **Inbound to 5 Distribution Centers**
- **3PL support**
- **Outside storage**
- **Cross-dock from Northern CA**

o **Outbound from 5 Distribution Centers**

o **Inbound to 2 Distribution Centers**
- **Eliminated duplicity of operations**

o **Outbound from 2 Distribution Centers**
- **Velocity-based distribution efficiency**

✓ Expanded Customer Offering	✓ New Customer Growth	✓ Monetization of Assets

🟢 **UNFI**
🔴 **SUPERVALU**

UNFI
BETTER FOOD. BETTER FUTURE.

Network Optimization

Regional Distribution Strategy - Midwest Example



BEFORE
Racine
Iowa City
Joliet
Ft Wayne
Pitt
MRDC
Champaign
Greenwood
AFTER
Racine
Iowa City
Joliet
Ft Wayne
Pitt
MRDC
Champaign
Greenwood
UNFI
SUPERVALU
Joliet becomes low velocity item DC (hub for Mid-West region)
Slow-moving item Suppliers

Bringing Distribution Optimization To Life

UNFI BETTER FOOD. BETTER FUTURE.

Supply Chain

Executing our strategy will deliver shareholder value

Operating Synergy

FY19 Synergy

- ✓ Inbound Management
- ✓ DC Operating Efficiency
- ✓ Transportation Efficiency
- ✓ Indirect Spend Management



Operations is already executing to realize committed synergies but going after more!

Automation Strategy

Long-term Strategy



Strategic Benefits

- ✓ Labor efficiencies
- ✓ Less dependent on human capital
- ✓ Capacity improvement
- ✓ Inventory accuracy
- ✓ Energy reductions
- ✓ eCommerce enablement

FY2019 Execution

- ✓ SoCal & PNW investments
- ✓ Greater than 20% IRR
- ✓ 12 months concept to implementation
- ✓ SoCal start-up Nov. 2019

UNFI
BETTER FOOD. BETTER FUTURE.

Takeaways

✓ **Supply chain is a large beneficiary of this transaction:**

     o **Improved cost of goods**

     o **Lower transportation and operating costs**

     o **Improved working capital**

✓ **Optimizing our combined scale will drive expected synergies**

✓ **Capitalizing on network and consolidation opportunities**

     o **Creates efficiencies, enhances capabilities and potentially monetizes assets**

✓ **Automation will be thoughtfully utilized, balancing investment with operating benefits**

UNFI
BETTER FOOD. BETTER FUTURE.

Maintain Focus On Our Core Values - Together











Giving back

Over $1.3 million donated and 7,100 hours volunteered with causes in our communities

Hunger relief

More than 16.9 million pounds of food donated – providing over 1.3 million meals to those in need

Fleet efficiency

Named to Food Logistics' Top Green Providers List for 5th year in a row

Climate impact

6,356 MWh in solar energy generated on site

Waste diversion

78% of waste diverted from landfill

Food waste audit to be completed in FY19

UNFI
BETTER FOOD. BETTER FUTURE.

Closing Remarks



Steve Spinner

UNFI
BETTER FOOD. BETTER FUTURE.

Questions and Answers



UNFI Management Team

Better Food. Better Future.

UNFI

Appendix

Reconciliation of Adjusted EBITDA – Fiscal 2016

Reconciliation of 2016 Net Income to Adjusted EBITDA (unaudited)

(in thousands)	Year Ended July 30, 2016
Net Income attributable to United Natural Foods, Inc.	$ 125,766
Provision for income tax	82,456
Total other expense, net	15,887
Depreciation and amortization	71,006
Restructuring and asset impairment expenses	5,552
Acquisition related costs	2,194
Share based compensation	15,308
Adjusted EBITDA	$ 318,169

UNFI
BETTER FOOD. BETTER FUTURE.

Appendix

Reconciliation of Adjusted EBITDA – Fiscal 2019 Guidance

Reconciliation of 2019 Guidance for Net (Loss) Income to Adjusted EBITDA

(in thousands)	Fiscal Year Ending August 3, 2019		
	Low Range	Estimate	High Range
Net Income attributable to United Natural Foods, Inc.	$ (38,000)		$ (30,000)
(Benefit) provision for income tax	(11,000)		(9,000)
Restructuring, acquisition, and integration related costs [1]		125,000	
Retail divestiture costs and charges [2]	35,000		40,000
Net interest expense		186,000	
Total other (income) expense, net		(2,000)	
Depreciation and amortization [3]		332,000	
Share based compensation		58,000	
Net periodic benefit income, excluding service costs [4]		(35,000)	
Adjusted EBITDA	$ 650,000		$ 665,000

(1) Includes approximately $3 million of interest expense related to the SUPERVALU notes.

(2) One-time store closure and divestiture costs related to Shop 'n Save, Shop 'n Save East, and Hornbacher's.
   Excludes any potential future one-time charges related to store closures or divestitures at Shoppers or Cub.

(3) Preliminary estimate subject to finalization of purchase accounting.

(4) Related to the SUPERVALU pension plan.

UNFI
BETTER FOOD. BETTER FUTURE.

Appendix

Reconciliation of FY19 Guidance for Adjusted EPS

Reconciliation of 2019 Guidance for Estimated Net (Loss) Income per Common Share to Estimated Non-GAAP Adjusted Diluted Income per Common Share (unaudited)

	Fiscal Year Ending August 3, 2019		
	Low Range	Estimate	High Range
Net (loss) income per diluted common share	$ (0.70)		$ (0.50)
Restructuring, acquisition, and integration related costs [1]		2.40	
Retail divestiture costs and charges [2]		0.72	
Tax impact of adjustments		(0.74)	
Adjusted net income per diluted common share	$ 1.69		$ 1.89

(1) Also includes the loss on debt extinguishment and interest expense on bonds incurred in the first quarter of fiscal 2019.

(2) Mid-point of $35M to $40M range related to one-time store closure and divestiture costs at Shop 'n Save, Shop 'n Save East, and Hornbacher's. Excludes any potential future one-time charges related costs related to store closures or divestitures at Shoppers or Cub.

Better Food. Better Future.

UNFI
BETTER FOOD. BETTER FUTURE.

Appendix

Reconciliation of Adjusted EBITDA – Fiscal 2022

Reconciliation of 2022 Net Income to Adjusted EBITDA

	Fiscal Year Ending August 3, 2022		
(in thousands)	Low Range	Estimate	High Range
Net Income attributable to United Natural Foods, Inc.	$ 139,000		$ 175,000
(Benefit) provision for income tax	53,000		67,000
Net interest expense		196,000	
Total other (income) expense, net		(2,000)	
Depreciation and amortization		471,000	
Share based compensation		61,000	
Net periodic benefit income, excluding service costs [1]		(43,000)	
Adjusted EBITDA	$ 875,000		$ 925,000

(1) Related to the SUPERVALU pension plan.

UNFI
BETTER FOOD. BETTER FUTURE.